SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Vivo Participações S.A. and Subsidiaries

Quarterly Financial Statements
for the Six-month Period Ended
June 30, 2006 and
Independent Auditors’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Management and Shareholders of
Vivo Participações S.A.

São Paulo - SP

1. We have performed a special review of the Quarterly Information (ITR) of Vivo Participações S.A. (current denomination for Telesp Celular Participações S.A.) and subsidiaries for the quarter and six-month period ended June 30, 2006, prepared in accordance with the Brazilian accounting practices, including the balance sheets, individual and consolidated, the respective statements of loss and the performance report. These financial statements are the responsibility of the Company’s management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), and consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries regarding the main criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices, and standards established by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the mandatory Quarterly Information.

4. We had previously reviewed the balance sheets, individual and consolidated, as of March 31, 2006, presented for comparative purposes, and our special review report, dated May 3, 2006, contained no qualifications. The individual and consolidated statements of loss, for the quarter and six-month period ended June 30, 2005, presented for comparative purposes, were reviewed by us, and our special review report, dated July 25, 2005, contained no qualifications.

5. As mentioned in Note 1, the merger of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. with the Company was approved on February 22, 2006, as was the merger of the shares of Tele Centro Oeste Celular Participações S.A. Consequently, the statements of loss for the quarter and six-month period ended June 30, 2005 can not be compared with the statements of loss for the quarter and six-month period ended June 30, 2006.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 20, 2006

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2006

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	June	March	June	March
ASSETS	30, 2006	31, 2006	30, 2006	31, 2006

CURRENT ASSETS
Cash and banks	191	916	146,017	216,733
Temporary cash investments	-	16,265	498,023	1,443,172
Trade accounts receivable, net	-	-	2,244,431	2,581,531
Inventories	-	-	565,600	461,090
Advances to suppliers	13	12	20,983	22,145
Interest on shareholders' equity and dividends	211,610	56,866	-	-
Deferred and recoverable taxes	8,061	7,925	1,576,618	1,419,889
Prepaid expenses	810	807	376,081	520,940
Credits from Group companies	646,922	15,195	48,526	48,397
Derivative contracts	546	132	260,239	264,489
Other current assets	459	465	178,126	173,073
	868,612	98,583	5,914,644	7,151,459

NONCURRENT ASSETS
Recoverable taxes	460,347	451,169	1,717,723	1,793,968
Loans and financing	-	2,800	-	-
Derivative contracts	-	-	3,248	-
Prepaid expenses	2,936	3,138	34,068	44,365
Other noncurrent assets	2,605	2,605	76,399	76,044
	465,888	459,712	1,831,438	1,914,377

PERMANENT ASSETS
Investments	9,101,327	11,590,768	1,374,739	1,463,088
Property, plant and equipment, net	154	184	7,946,861	8,118,133
Deferred assets, net	-	-	157,095	168,779
	9,101,481	11,590,952	9,478,695	9,750,000

TOTAL ASSETS	10,435,981	12,149,247	17,224,777	18,815,836

	Company		Consolidated
	June	March	June	March
LIABILITIES	30, 2006	31, 2006	30, 2006	31, 2006

CURRENT LIABILITIES
Payroll and related accruals	1,983	2,266	124,096	128,139
Trade accounts payable	10,479	13,901	2,203,525	2,145,890
Taxes payable	2,717	2,370	509,667	513,564
Loans and financing	516,419	1,181,458	1,861,738	2,193,701
Interest on shareholders' equity and dividends	55,428	55,564	104,478	105,216
Reserve for contingencies	70,605	69,080	210,189	204,879
Derivative contracts	129,758	368,038	413,127	623,672
Other liabilities	78,155	70,176	318,067	338,955
	865,544	1,762,853	5,744,887	6,254,016

NONCURRENT LIABILITIES
Loans and financing	1,636,813	1,892,630	2,824,694	3,288,927
Reserve for contingencies	42	7	330,493	314,923
Taxes payable	-	-	169,318	175,055
Derivative contracts	4,833	77,620	141,882	282,456
Other liabilities	-	-	84,628	84,196
	1,641,688	1,970,257	3,551,015	4,145,557

SHAREHOLDERS' EQUITY
Capital stock	6,347,784	6,153,507	6,347,784	6,153,507
Treasury share	(11,070)	(11,174)	(11,070)	(11,174)
Capital reserve	1,312,999	1,507,276	1,312,999	1,507,276
Income reserve	711,103	711,103	711,103	711,103
Accumulated earnings (losses)	(432,387)	55,105	(432,387)	55,105
	7,928,429	8,415,817	7,928,429	8,415,817

FUNDS FOR CAPITALIZATION	320	320	446	446

TOTAL LIABILITIES, SHAREHOLDERS'
EQUITY AND FUNDS FOR CAPITALIZATION	10,435,981	12,149,247	17,224,777	18,815,836

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF LOSS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(In thousands of Brazilian reais - R$, except per share amounts)

	Company		Consolidated
	June	June	June	June
	30, 2006	30, 2005 (* )	30, 2006	30, 2005 (* )

GROSS OPERATING REVENUE
Revenue from services	-	-	5,972,751	3,998,488
Sale of handsets and accessories	-	-	1,409,249	915,327
	-	-	7,382,000	4,913,815
Deductions from gross revenue	-	-	(2,206,657)	(1,287,039)

NET OPERATING REVENUE	-	-	5,175,343	3,626,776
Cost of services provided	-	-	(1,553,732)	(874,898)
Cost of products sold	-	-	(979,422)	(801,718)

GROSS PROFIT	-	-	2,642,189	1,950,160

OPERATING INCOME (EXPENSES)
Selling expenses	-	-	(2,060,905)	(1,133,774)
General and administrative expenses	(11,598)	(4,163)	(534,618)	(289,477)
Other operating expenses	(156,419)	(177,706)	(380,031)	(295,046)
Other operating income	489	700	158,884	130,794
Equity	(239,823)	87,812	-	-
	(407,351)	(93,357)	(2,816,670)	(1,587,503)

OPERATING LOSS BEFORE FINANCIAL
INCOME (EXPENSES)	(407,351)	(93,357)	(174,481)	362,657
Financial expenses	(378,378)	(464,060)	(889,670)	(994,589)
Financial income	158,920	181,045	489,799	529,761

OPERATING LOSS	(626,809)	(376,372)	(574,352)	(102,171)
Nonoperating income (expenses), net	(3,503)	22	(6,159)	5,637

LOSS BEFORE INCOME TAXES AND
MINORITY INTEREST	(630,312)	(376,350)	(580,511)	(96,534)
Income and social contribution taxes	(723)	-	(83,958)	(190,710)
Minority interest	-	-	(7,968)	(89,106)

NET LOSS	(631,035)	(376,350)	(672,437)	(376,350)

LOSS PER THOUSAND SHARES - R$	(0.439)	(0.595)

(*) Refers to the financial statements of Telesp Celular Participações S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For The Six-Month Period Ended June 30, 2006
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Vivo Participações S.A. (“Vivo” or “Company”) (current denomination of Telesp Celular Participações S.A.) is a publicly-traded company whose controlling shareholders, on June 30, 2006, are Brasilcel N.V. (40.85% of the total capital stock) and its subsidiaries Portelcom Participações Ltda. (4.69% of the total capital stock), Sudestecel Participações Ltda. (6.22% of the total capital stock), Avista Participações Ltda. (3.91% of the total capital stock), TBS Celular Participações Ltda. (4.87% of the total capital stock) and Tagilo Participações Ltda. (2.41% of the total capital stock), excluding treasury shares.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

On February 22, 2006, the General Meeting approved the merger by Vivo of Tele Centro Oeste Celular Participações S.A. (“TCO”) shares, for conversion into a fully-owned subsidiary of Vivo, and the merger of the companies Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”), as mentioned in the Relevant Fact dated December 4, 2005.

The results of the merged companies from January 1 to February 22, 2006 are shown in the Company’s results, as foreseen in the merger protocol.

The table below shows the companies controlled by Vivo and their respective areas of operation and authorization terms:

		Expiration
		date of
Operator	Operating area	authorization

Telesp Celular S.A. (“TC”)	São Paulo	08.05.08
Celular CRT S.A. (“CRT”) (a)	Rio Grande do Sul	12.17.07
Global Telecom S.A. (“GT”)	Paraná and Santa Catarina	04.08.13
Telerj Celular S.A. (“TRJ”) (a)	Rio de Janeiro	11.29.20
Telest Celular S.A. (“TES”) (a)	Espírito Santo	11.30.08
Telebahia Celular S.A. (“TBA”) (a)	Bahia	06.29.08
Telergipe Celular S.A. (“TSE”) (a)	Sergipe	12.15.08
Tele Centro Oeste Celular Participações S.A. (“TCO”) (b)	Distrito Federal	07.24.06
Telegoiás Celular S.A. (“TGO”) (b)	Goiás and Tocantins	10.29.08
Telemat Celular S.A. (“TMAT”) (b)	Mato Grosso	03.30.09
Telems Celular S.A. (“TMS”) (b)	Mato Grosso do Sul	09.28.09
Teleron Celular S.A. (“TRON”) (b)	Rondônia	07.21.09
Teleacre Celular S.A. (“TAC”) (b)	Acre	07.15.09
Norte Brasil Telecom S.A. (“NBT”) (b)	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

(a) Control acquired through the merger of TSD, TLE and CRTPart.
(b) Became direct or indirect fully-owned subsidiaries as a result of the merger of TCO shares.

The above licenses are renewable, once only, for a 15-year term, by paying annual charges equivalent to approximately 1% of operating revenues. TRJ’s license was renewed by Act No. 54,324, of November 28, 2005.

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

Auction of share fractions

Auctions were held on April 19 and 24, 2006 in the São Paulo Stock Exchange (BOVESPA) to reallocate in the “Free Float” 641,766 shares (310,366 common code VIVO3 shares and 331,400 preferred code VIVO4 shares), corresponding to the fractions remaining after the exchange of shares of the companies Tele Sudeste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. for Vivo shares arising from the capital restructuring approved by the Extraordinary General Meeting of February 22, 2006. The amounts raised are available to the shareholders holding these fractions in any branch of the Banco ABN Amro Real S.A., the depository agent for “Vivo” book-entry shares.

Corporate restructuring - subsidiaries

The Vivo’s Board of Directors, at a meeting held on May 2, 2006, approved the proposal for corporate restructuring of the fully-owned subsidiary Global Telecom S.A., through a merger with the fully-owned subsidiaries of Vivo, namely Telergipe Celular S.A., Telebahia Celular S.A., Telerj Celular S.A., Telest Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Tele Centro Oeste Celular Participações S.A. and also the subsidiaries of this last, Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A., Norte Brasil Telecom S.A. and TCO IP S.A.

The planned implementation of the corporate restructuring aims to simplify the current corporate and operational structure, by unifying the general business administration of the operators, which will be concentrated in one unique operating company controlled by “Vivo”, to take better advantage of the synergies between the companies involved and increasing “Vivo” shareholder value, continuing the process initiated with the corporate restructuring approved in the Extraordinary General Meeting held on February 22, 2006, as divulged in the Relevant Fact dated December 4, 2005. Simultaneously with the corporate restructuring, the name of Global Telecom S.A. will be altered to Vivo S.A.

As this is a case of merging of companies offering SMP and SCM services (except in relation to TCO IP S.A.), the corporate restructuring is subject to prior approval of the ANATEL, and the mergers of the operators by Global Telecom S.A. will only take place after the approval.

Due to the fact that the corporate restructuring does not directly involve “Vivo”, but only the subsidiary companies, the Vivo’s capital and assets, as well as its share structure and the current shareholder rights, will not suffer any alteration.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated Quarterly Information (ITR) are presented thousands of Brazilian reais (except where otherwise mentioned) and have been prepared in accordance with Brazilian accounting practices and Brazilian corporate law, including the rules applicable to concessionaires of public telecommunications services and the standards and accounting procedures established by the Brazilian Securities Commission (CVM).

The consolidated quarterly information includes, in addition to the balances and transactions of the Company, the balances and transactions of the subsidiaries mentioned in Note 1 and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas Ltd. All intercompany balances and transactions were eliminated in consolidation.

This quarterly information was prepared in accordance with principles, practices and criteria consistent with those used in the preparation of the financial statements for the last fiscal year and should be analyzed together with those statements.

The statement of loss for the six-month period ended June 30, 2005 does not include the effects of the mergers mentioned in Note 1, and, consequently, is not comparable with the 2006 statement of operations.

To assist understanding and comparison, we are disclosing, in Note 32, the “combined” consolidated statement of operations, based on the hypothesis that the operations of TSD, TLE and CRTPart had already been managed by the Company and that TCO had already been converted into a fully-owned subsidiary of the Company since January 1, 2005.

The financial statements as of March 31, 2006 and June 30, 2005 have been reclassified, where applicable, for purposes of comparison.

3. TEMPORARY CASH INVESTMENTS

	Company		Consolidated
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Temporary cash investments	-	16,265	498,023	1,443,172

Temporary cash investments refer principally to bank deposit certificates, which are indexed to the interbank deposit rates (CDI).

As of June 30, 2006, the subsidiaries had financial investments of R$150,048 (R$170,079 as of March 31, 2006), pledged in guarantee of lawsuits.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	June 30, 2006	March 31, 2006

Unbilled amounts from services rendered	492,765	490,808
Billed amounts	1,149,256	1,388,973
Interconnection	686,937	774,388
Goods sold	412,932	351,460
Provision for doubtful accounts	(497,459)	(424,098)
Total	2,244,431	2,581,531

There are no customers who contribute more than 10% of net accounts receivable as of June 30 and March 31, 2006, except for amounts receivable from Brasil Telecom S.A. - BrT, which represent approximately 11% of net accounts receivable.

Changes in the provision for doubtful accounts were as follows:

	Consolidated
	2006	2005

Balance at the beginning of the year	249,399	144,621
Provision for doubtful accounts charged to selling expense in the 1st quarter	160,981	61,628
Write-offs and recoveries in the 1st quarter	(93,624)	(46,442)
Amount merging	107,342	-
Balance as of March 31	424,098	159,807
Provision for doubtful accounts charged to selling expense in the 2nd quarter	338,754	77,797
Write-offs and recoveries in the 2nd quarter	(265,393)	(78,940)
Balance as of June 30	497,459	158,664

5. INVENTORIES

	Consolidated
	June 30, 2006	March 31, 2006

Digital handsets	631,661	533,221
Accessories	5,263	8,661
Provision for obsolescence	(71,324)	(80,792)
Total	565,600	461,090

6. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Prepaid/recoverable income and social contribution taxes	432,575	423,408	632,120	604,944
Withholding income tax	2,157	2,010	74,698	78,455
Recoverable ICMS (State VAT)	-	-	382,180	385,372
Recoverable PIS and COFINS	32,291	32,291	297,226	272,251
Other	242	242	8,342	7,773
Total recoverable taxes	467,265	457,951	1,394,566	1,348,795
Deferred tax	1,143	1,143	1,841,363	1,795,836
ICMS on sales to be recognized	-	-	58,412	69,226
Total	468,408	459,094	3,294,341	3,213,857

Current	8,061	7,925	1,576,618	1,419,889
Noncurrent	460,347	451,169	1,717,723	1,793,968

Deferred income and social contribution taxes are comprised as follows:

	Consolidated
	June 30, 2006	March 31, 2006

Tax credits recorded on corporate restructuring	827,127	889,331
Provision/accrual for:
Inventory obsolescence	21,736	23,930
Contingencies	154,683	148,331
Doubtful accounts receivable	145,959	119,222
Customer loyalty program	20,179	18,817
Employees’ profit sharing	11,936	15,422
Suppliers	98,976	84,917
Accelerated depreciation	67,529	61,995
Other	112,175	82,052
Tax loss carryforwards	381,063	351,819
Total deferred taxes	1,841,363	1,795,836

Current	780,191	657,830
Noncurrent	1,061,172	1,138,006

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a) Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

b) Merged tax credit: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 27) and is realized in proportion to the amortization of the goodwill of the subsidiaries, with terms of five to ten years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within this term.

c) Temporary differences: will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

At December 31, 2005, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicated full recovery of recognized deferred taxes, as defined by CVM Instruction No. 371/02. At June 30, 2006 the Company identified no factors that could substantially alter the results of these studies.

The Company and its subsidiaries GT, TCO IP and Telebahia did not recognize deferred income and social contribution on tax loss carryforwards and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

7. PREPAID EXPENSES

	Company		Consolidated
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

FISTEL fees	-	-	273,297	394,349
Rentals	-	-	27,257	12,943
Advertising	-	-	86,446	127,009
Financial charges	3,743	3,945	4,197	4,512
Commercial incentives	-	-	3,333	4,584
Other	3	-	15,619	21,908
Total	3,746	3,945	410,149	565,305

Current	810	807	376,081	520,940
Noncurrent	2,936	3,138	34,068	44,365

8. OTHER ASSETS

	Company		Consolidated
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Escrow deposits	129	129	174,154	168,955
Advances to employees	83	83	17,039	19,597
Credits with suppliers	-	-	9,114	18,496
Subsidies on handset sales	-	-	32,264	21,685
Other	2,852	2,858	21,954	20,384
Total	3,064	3,070	254,525	249,117

Current	459	465	178,126	173,073
Noncurrent	2,605	2,605	76,399	76,044

9. INVESTMENTS

a) Investments in subsidiaries

Investee	Common and total share interest - %

Telesp Celular S.A.	100.00
Global Telecom S.A.	100.00
Tele Centro Oeste Celular Participações S.A.	100.00
Celular CRT S.A.	100.00
Telerj Celular S.A.	100.00
Telest Celular S.A.	100.00
Telebahia Celular S.A.	100.00
Telergipe Celular S.A.	100.00

b) Number of shares held

In thousands
Investee	Common and total shares

Telesp Celular S.A.	83,155
Global Telecom S.A.	3,810
Tele Centro Oeste Celular Participações S.A.	44,333
Celular CRT S.A.	445,440
Telerj Celular S.A.	30,449
Telest Celular S.A.	2,039
Telebahia Celular S.A.	17,998
Telergipe Celular S.A.	1,011

c) Information on subsidiaries

			Net income (loss)
	Shareholders’ equity		for the six-month period ended
Investee	June 30, 2006	March 31, 2006	June 30, 2006	June 30, 2005

Telesp Celular S.A.	3,066,526	3,071,661	10,718	91,139
Global Telecom S.A.	966,638	806,028	(150,442)	(97,630)
Tele Centro Oeste Celular Participações S.A.	1,945,207	2,865,739	(6,244)	183,409
Celular CRT S.A.	552,195	1,162,813	(25,257)	66,990
Telerj Celular S.A.	786,196	1,662,944	(36,483)	9,710
Telest Celular S.A.	248,950	382,123	22,663	32,205
Telebahia Celular S.A.	152,783	167,970	(65,534)	(40,645)
Telergipe Celular S.A.	50,202	60,700	1,483	6,875

d) Components and changes

The Company’s investments include the equity interests in the direct subsidiaries, goodwill, advance for future capital increase and reserve provision for losses on investments and other investments, as shown below:

	Company		Consolidated
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Investments in subsidiaries	6,365,875	8,471,625	-	-
Goodwill on investment acquisitions, net	1,678,531	1,773,960	1,719,918	1,825,281
Advance for future capital increase	1,402,822	1,708,353	-	-
Provision for investment losses (*)	(346,005)	(363,274)	(346,005)	(363,274)
Other investments	104	104	826	1,081
Balance of investments	9,101,327	11,590,768	1,374,739	1,463,088

(*)   Provisions for investment losses were recorded due to GT’s accumulated deficit and indebtedness as of December 31, 2002 and 2001.

The changes in investment balances of the subsidiaries of the six-month periods ended June 30, 2006 and 2005 are as follows:

	2006									2005
Investments in subsidiaries	TC	GT	TCO	CRT	TRJ	TES	TBA	TSE	Total	Total

Balance at the beginning of the year	2,359,318	844,201	1,168,107	-	-	-	-	-	4,371,626	4,069,896
Merger of companies	-	-	1,066,158	993,668	1,469,423	352,929	93,888	55,568	4,031,634	-
Capital increase	108,553	266,000	111,254	24,968	54,280	5,987	26,000	489	597,531	296,491
Capital reduction	-	-	(30,000)	(151,300)	(450,500)	-	-	-	(631,800)	-
Donations and subsidies	3,615	6,879	722	1,348	74	268	624	164	13,694	115
Interest gain	-	-	-	-	-	-	-	-	-	8
Equity method of accounting (a) (b)	10,718	(150,442)	(14,212)	(25,257)	(36,483)	22,663	(65,534)	1,483	(257,064)	87,812
Unclaimed distribution of interest on shareholders’ equity	-	-	3,547	-	-	-	-	-	3,547	-
Interim dividend	-	-	(835,740)	(427,064)	(357,191)	(132,897)	-	(10,401)	(1,763,293)	-
Balance as of June 30	2,482,204	966,638	1,469,836	416,363	679,603	248,950	54,978	47,303	6,365,875	4,454,322

(a)  The equity accounting for the year comprises: (i) result of subsidiaries - R$(257,064); (ii) donations - R$13,694; and (iii) distribution of interest on shareholders’ equity - R$3,547.

(b)  TCO’s equity accounting balance is stated net of the amount of R$7,968, referring to minority interests.

	2006								2005
Advance for future capital increase	TC	TCO	CRT	TRJ	TES	TBA	TSE	Total	Total

Balance at the beginning of the year	692,875	586,625	-	-	-	-	-	1,279,500	1,506,514
Amount merging	-	-	160,800	160,873	5,987	97,805	3,388	428,853	-
Realizable reserve	(108,553)	(111,254)	(24,968)	(54,280)	(5,987)	-	(489)	(305,531)	(296,491)
Balance as of June 30	584,322	475,371	135,832	106,593	-	97,805	2,899	1,402,822	1,210,023

	2006			2005
Goodwill on acquisition of investments, net	GT	TCO	Total	Total

Balance at the beginning of the year	951,095	918,292	1,869,387	2,397,880
Amortization of goodwill	(62,962)	(127,894)	(190,856)	(210,783)
Balance as of June 30	888,133	790,398	1,678,531	2,187,097

Reserve for losses - GT	2006	2005

Balance at the beginning of the year	(380,541)	(449,615)
Amortization of losses	34,536	34,536
Balance as of June 30	(346,005)	(415,079)

As from January 1, 2005, the goodwill paid on acquisitions by GT based on future profitability, totaling R$1,077,020, is being amortized over a ten-year period as from the acquisition date. TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas Ltd. companies located abroad, for the purpose of obtaining and passing on funding through international loans. These subsidiaries are dormant.

On May 31, 2004 and August 31, 2005, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company and its subsidiaries. As a result, R$644,431 was transferred as an advance for future capital increase, since shares will be issued in favor of Vivo when this benefit is realized by TCO and its subsidiaries. The remaining goodwill, amounting to R$1,384,325, was attributed to future profitability and is being amortized over five years.

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
	Annual	June 30, 2006			March 31, 2006
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10 to 20	7,143,202	(4,726,575)	2,416,627	2,458,664
Switching equipment	10 to 20	3,415,690	(1,900,973)	1,514,717	1,539,772
Infrastructure	2.87 to 20	2,272,791	(1,092,204)	1,180,587	1,171,313
Land	-	62,072	-	62,072	62,088
Software use rights	20	2,615,164	(1,488,714)	1,126,450	1,124,634
Buildings	2.86 to 4	287,911	(61,011)	226,900	224,985
Handsets	66.67	1,197,418	(929,140)	268,278	251,267
Concession license	6.67 to 20	976,503	(529,275)	447,228	463,477
Other assets	6.67 to 20	1,296,551	(733,148)	563,403	563,747
Construction in progress	-	140,599	-	140,599	258,186
Total		19,407,901	(11,461,040)	7,946,861	8,118,133

In the six-month period ended June 30, 2006, financial expenses incurred on loans, which are financing the construction in progress, were capitalized by the subsidiaries GT, Telebahia and Telergipe to the amount of R$1,306 (R$6,042 as of June 30, 2005).

As of June 30, 2006, the subsidiaries had fixed assets amounting to R$73,357 pledged as guarantees in lawsuits as shown below:

Tax	59,501
Labor and civil	13,856
Total	73,357

11. DEFERRED ASSETS, NET

	Annual	Consolidated
	amortization rate - %	June 30, 2006	March 31, 2006

Preoperating costs:
Amortization of licenses	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	69,960	69,960
		351,587	351,587
Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Goodwill	(*)	23,723	23,488
		459,575	459,340

Accumulated amortization:
Preoperating expenses		(238,947)	(229,979)
Goodwill - Ceterp Celular S.A.		(47,047)	(44,941)
Goodwill		(16,486)	(15,641)
		(302,480)	(290,561)
Total		157,095	168,779

(*) In accordance with the term of the agreement.

12. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Suppliers	9,726	13,145	1,510,459	1,408,119
Interconnection	-	-	47,554	54,392
Amounts payable to long-distance operators - SMP (*)	-	-	468,760	515,269
Technical assistance (Note 28)	-	-	127,520	122,050
Other	753	756	49,232	46,060
Total	10,479	13,901	2,203,525	2,145,890

(*)    The amounts to be passed on Personal Mobile Service (SMP) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

13. TAXES PAYABLE

	Company		Consolidated
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

State VAT (ICMS)	-	-	434,588	456,517
Income and social contribution taxes	606	606	110,220	86,901
PIS and COFINS (taxes on revenue)	516	494	67,555	73,902
FISTEL fees	-	-	486	6,126
FUST and FUNTTEL	-	-	6,590	6,812
CIDE	-	-	48,861	47,827
Other taxes	1,595	1,270	10,685	10,534
Total	2,717	2,370	678,985	688,619

Current	2,717	2,370	509,667	513,564
Noncurrent	-	-	169,318	175,055

Of the long-term portion, R$158,986 refers to the “ICMS - Programa Paraná Mais Emprego”, an agreement made with the State of Paraná Government for deferral of ICMS payments. This agreement stipulates the ICMS due date as the 49th month following that in which the ICMS is determined.

14. LOANS AND FINANCING

a)   Composition of debt

				Company		Consolidated
Description	Currency	Annual interest	Maturity date	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Financial institutions:
Resolution No. 2,770	US$	3% to 7%	07/19/06 to 04/24/08	402,410	1,085,764	1,207,640	1,821,971
Resolution No. 2,770		¥0% to 3.6344%	10/02//06 to 06/17/08	36,798	202,012	443,424	367,468
Resolution No. 2,770	R$	106.35% of CDI	04/03/06	-	-	-	141,526
Debentures	R$	103.3% of CDI to 104.4% of CDI	08/01/08 to 05/01/15	1,500,000	1,500,000	1,500,000	1,500,000
Compror	US$	3.77% to 6.5%	07/10/06 to 09/03/07	-	226	156,549	171,478
Compror		¥0% to 2.7783%	01/02/07 to 02/01/08	-	-	134,969	114,615
BNDES	URTJLP	URTJLP + 3.5% to 4.6% (*)	07/15/06 to 06/15/11	-	-	219,639	242,063
BNDES	UMBNDES	3.5% to 4.6%	07/15/01 to 07/15/11	-	-	38,091	41,426
European Investment Bank - BEI	US$	1.4% + Libor 1.45%	09/14/07 to 06/13/08	-	-	243,440	244,351
Commercial paper	US$	Libor + 1.75%	07/29/07	-	-	454,503	456,204
Unibanco IGP-M	R$	IGP-M + 9.45%	11/01/07	111,151	111,462	111,151	116,329
Export Development Canada - EDC	US$	Libor + 5%	12/14/06	-	-	10,931	21,614
Others	R$	Column 27 FGV	10/31/08	-	-	1,083	1,177

Affiliated companies:
Investment acquisition -TCO	R$	100% CDI + 1%	-	10,697	10,697	10,697	10,697
Mutual - TSE/ TBA/TCP	R$	-	07/05/07 to 12/27/08	-	979	-	-

Accrual interest				92,176	162,948	154,315	231,709
Total				2,153,232	3,074,088	4,686,432	5,482,628

Current				516,419	1,181,458	1,861,738	2,193,701
Noncurrent				1,636,813	1,892,630	2,824,694	3,288,927

(*)  In the event that the long-term interest rate (TJLP) exceeds 10% per year, the spread increases to 6%.

b)    Repayment schedule

The maturities of the long-term portion of loans and financing are as follows:

	June 30, 2006
Year	Company	Consolidated

2007 after June	117,921	928,189
2008	518,892	840,505
2009	-	22,287
2010	-	22,287
2011	-	11,426
After 2012	1,000,000	1,000,000
Total	1,636,813	2,824,694

c)    Restrictive covenants

GT has a loan and financing from the National Economic and Social Development Bank (BNDES), the balance of which as of June 30, 2006 was R$196,870 (R$213,540 as of March 31, 2006). According to the contracts, a number of economic and financial ratios should be calculated annually. The subsidiary GT noted noncompliance with the “Total Net Debt/EBITDA” and “Short-term Net Debt/EBITDA” in the calculation as of June 30, 2006. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

TCO and its subsidiaries have loans from BNDES and Export Development Canada - EDC, the balances of which as of June 30, 2006 were R$60,860 and R$10,931 (R$69,949 and R$21,614 as of March 31, 2006), respectively. As of that date, the various economic and financial ratios established in the contracts with EDC had been complied with. In relation to the contracts with the BNDES, noncompliance with the “EBITDA Margin” ratio (EBITDA on the net operating income) and “EBITDA Margin” without merchandise (eliminating net product sales revenue and cost of products sold) was noted as of June 30, 2006. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

The CRT has loans with the European Investment Bank - BEI, the balance of which as of June 30, 2006 was R$129,858 (R$130,344 as of March 31, 2006). As of that date, the various economic and financial ratios established in the contract had been complied with by the CRT.

Telebahia has a loan with the European Investment Bank - BEI, the balance of which as of June 30, 2006 was R$82,633 (R$82,942 as of March 31, 2006). The contracts establish a number of economic and financial ratios to be calculated annually. Telebahia noted noncompliance with the “Debt Service Ratio” (index calculated using EBITDA on the financial costs of loans) in the calculation as of June 30, 2006. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

Telergipe has a loan with the European Investment Bank - BEI, the balance of which as of June 30, 2006 was R$30,949 (R$31,065 as of March 31, 2006). As of that date, the various economic and financial ratios established in the contract had been complied with by the Company.

d)    Coverage

As of June 30, 2006, the Company and its subsidiaries had exchange contracts in the amounts of US$1,059,145 thousand, ¥30,804,521 thousand and €11,005 thousand, (US$1,370,684 thousand, ¥26,312,819 thousand and €9,708 thousand as of March 31, 2006), to hedge all their foreign exchange liabilities. The Company also had a CDI x pre-swap operations for partial coverage of fluctuations in the domestic interest rates.  The operations covered mature in January 2007 and total R$1,571,785. As of June 30, 2006, the Company and its subsidiaries had recorded a year-to-date loss of R$291,522 (R$641,639 as of March 31, 2006), in these exchange hedge and CDI x pre-swap operations.

The table below shows the net position of these operations as stated in the Company’s balance sheet:

	Consolidated
Description	June 30, 2006	March 31, 2006

Current assets	260,239	264,489
Noncurrent assets	3,248	-
Total	263,487	264,489

Current liabilities	(413,127)	(623,672)
Noncurrent liabilities	(141,882)	(282,456)
Total	(555,009)	(906,128)
Accumulated loss	(291,522)	(641,639)

e)    Guarantees

Loans and financing of GT, in local currency, amounting to R$196,870, represent loans guaranteed by pledging accounts receivable, which can be withheld optionally up to a limit of 300% of the monthly installment.

Banks	Guarantees

BNDES TCO’s operators	15% of receivables and Bank Deposit Certificates (CDBs) equivalent to the amount of the next installment payable.
BNDES “NBT”	100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period.
European Investment Bank - BEI - CRT	Bank guarantees.
European Investment Bank - BEI - Telebahia and Telergipe	Trade risk guaranteed by Banco Espírito Santo.

f)     Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 simple unsecured debentures, not convertible into shares, with a unit par value of R$100 (one hundred thousand Brazilian reais) maturing on August 1, 2008. The renegotiation was for the whole of the original issue, which occurred on August 1, 2003, at a rate of 104.6% of the CDI, and the extension of the term (renegotiated to August 1, 2007) was simultaneous with the reduction of the rate to 104.4% of the CDI.

In the ambit of the First Distribution of Marketable Securities Program for R$2,000,000 (two billion Brazilian reais) announced on August 20, 2004, the Company issued debentures, on May 1, 2005, in the amount of R$1,000,000 (one billion Brazilian reais) with a duration of ten years as from the issue date of May 1, 2005.

The offer consisted of the issue of 100,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$10 (ten thousand Brazilian reais), totaling R$1,000,000 (one billion Brazilian reais), in two series, R$200,000 (two hundred million Brazilian reais), in the first series, and R$800,000 (eight hundred million Brazilian reais), with a final maturity on May 1, 2015. The debentures yield interest, with six-monthly payments, corresponding to 103.3% (first series) and 104.2% of the accumulated average daily one day Interfinancial Deposits (ID), outside the group (extragrupo) (ID rates), calculated and divulged by the Clearing House for Custody and Settlement (CETIP).

Remuneration of the debentures is scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). Conservatively, the Company included in the above consolidated long-term maturities schedule the principal of the debentures in 2009 and 2010, the dates for renegotiation of the remuneration of the two series.

15. OTHER LIABILITIES

	Company		Consolidated
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Prepaid services to be provided	-	-	120,252	155,475
Accrual for customer loyalty program (a)	-	-	62,056	56,318
Intercompany liabilities	1,621	369	640	679
Provision for pension fund	-	-	11,549	11,526
Share grouping (b)	76,201	69,659	118,030	111,488
Other	333	148	90,168	87,665
Total	78,155	70,176	402,695	423,151

Current	78,155	70,176	318,067	338,955
Noncurrent	-	-	84,628	84,196

(a)    The subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b)   Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 17).

16. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Company		Consolidated
	June 30, 2006	March 31, 2006	June 30, 2006	March 31, 2006

Tax	70,302	68,682	221,186	218,705
Labor	21	7	48,312	45,017
Civil	324	398	271,184	256,080
Total	70,647	69,087	540,682	519,802

Current	70,605	69,080	210,189	204,879
Noncurrent	42	7	330,493	314,923

The changes in the reserve for contingencies in the six-month period ended June 30, 2006 are as follows:

	2006
	Company	Consolidated

Beginning balance	67,206	378,625
Additional provision, net of reversals	(259)	44,943
Monetary variation	3,358	14,755
Payments	(39)	(29,568)
Amount merger	381	131,927
Balance as of June 30	70,647	540,682

16.1.   Tax claims

16.1.1. Probable losses

a)   COFINS

The subsidiary Telesp Celular S.A. (“TC”) was assessed (suit No. 19515,000,700/2003-97) for having offset COFINS (tax on revenue), in January and February 2000, against credits derived from the overpayment of excess of one third of the COFINS paid in 1999, after offsetting against CSLL (social contribution on net income). The amount provided as of June 30, 2006 is R$24,671. In Writ of Prevention No.  2004,03,00046180-8, which challenges the increase in the COFINS rate for accrual months February and March 2000, TC deposited the amount of R$9,785 (R$9,785 as of March 31, 2006) in respect of COFINS.

b)   ISS

b.1) Nonpayment of ISS (service tax) due for tax substitution
Refers to a tax assessment of R$6,483 issued by the municipality of Salvador against Telebahia, for nonpayment and late payment of ISS due for tax substitution in the period from March to June 1998. Based on the opinion of legal counsel, a partial provision was made. The amount involved is approximately R$2,115.

c)   ICMS
Based on the opinion of its external legal counsel, Telest recorded a provision of R$1,129, referring to ICMS (State VAT) tax suits drawn up in 2002, currently under dispute in the administrative sphere.

d)   Other
Company’s management recorded a provision of R$3,092, for various tax suits, based on the opinion of its external legal counsel.

16.1.2. Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that settling the matters listed below will not have a materially adverse effect on its financial position and, except for PIS, COFINS and CIDE (items “b.1” and “c” below), has not recorded provisions in the financial statements as of June 30, 2006.

a)   ICMS

TCO and indirect subsidiaries NBT, Teleacre, Telems, Telemat and Telegoiás received tax assessments totaling R$72,498, mainly in respect of: (i) ICMS on occasional or complementary services that do not constitute telecommunications services; (ii) ICMS on international calls made from Brazil; (iii) failure to reverse proportionally an ICMS tax credit on the acquisition of permanent assets used in providing communications services and/or exempt or untaxed outgoing goods; (iv) ICMS on nonremunerated provision of telecommunications services, consisting of the donation of credits to be used in the prepaid service plan; (v) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients; (vi) alleged failure to comply with supplementary obligations; and (vii) others relating to the sale of goods.

GT received tax assessments totaling R$1,937 in respect of paying ICMS outside the time limit.

TBA received tax assessments totaling R$42,647, mainly in respect of: (i) failure to reverse proportionally an ICMS tax credit on the acquisition of permanent assets, electric power and switching services arising from providing nontaxed communications services; (ii) failure to reverse ICMS credits relative to handsets provided for rental and “commodatum”; (iii) payment of ICMS outside the time limit in the period between February and March 1998; (iv) ICMS due on “complementary communications services”; (v) failure to reverse ICMS credit relative to long distance and call center; and (vi) ICMS on sign-up fees.

TSE received tax assessments totaling R$18,200, mainly in respect of: (i) failure to reverse proportionally an ICMS tax credit on the acquisition of permanent assets, electric power and switching services arising from providing nontaxed communications services; (ii) failure to reverse ICMS credits relative to handsets provided for rental and “commodatum”; (iii) ICMS on provision of handsets on consignment; and (iv) ICMS due on “complementary communications services”.

TES received tax assessments totaling R$7,563, mainly in respect of: (i) incorrect ICMS credits; and (ii) failure to write up trade notes.

TRJ received tax assessments totaling R$67,796, mainly in respect of: (i) ICMS due on “complementary communications services”; (ii) ICMS on sign-up fees; (iii) ICMS on calls originating from administrative and test terminals; (iv) ICMS due on services provided to other telecommunications operators to clients not eligible for exemption; (v) ICMS on international calls; (iv) failure to reverse proportionally ICMS tax credit on the acquisition of permanent assets; and (vi) ICMS on nononerous telecommunications services.

CRT received tax assessments totaling R$19,547, mainly in respect of: (i) ICMS on international calls; (ii) paying ICMS outside the time limit; and (iii) ICMS on electric power.

TC received tax assessments totaling R$48,239, mainly in respect of: (i) incorrect ICMS credits; and (ii) undue credit referring to posting values as extemporary credits.

b)   PIS and COFINS

b.1) Law No. 9,718/98

On November 27, 1998, the PIS and COFINS (taxes on revenue) calculation was changed by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to one third of the COFINS amount from the CSLL; and also (iii) indirectly increased the COFINS and PIS due by the subsidiaries, determining the inclusion of revenues in excess of billing in their calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the changes in the PIS and COFINS calculation bases introduced by Law No. 9,718/98, the subject of innumerous lawsuits brought by taxpayers in general and by the Company and its subsidiaries.

In the consideration of Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared unconstitutional paragraph 1 of article 3 of the above-mentioned Law, which had determined that these contributions would be levied not only on billing, but on “all the revenues received by the corporate entity, irrespective of the type of activity exercised and the accounting classification adopted for the revenues”.

Conservatively, management maintained the provision of the other companies, amounting on June 30, 2006 to R$187,243, and will await the final decision in these cases.

As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the subsidiaries are now including revenues in excess of billing in the PIS and COFINS calculation bases.

b.2) Increase in the calculation base

The subsidiary Telesp Celular S.A. received assessments (suits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$2,452, as a result of the increase in PIS and COFINS calculation bases introduced by Law No. 9,718/98. These assessments are being challenged by the subsidiary in the administrative sphere.

b.3) Hedge operations

COFINS assessment on TBA, referring to deductions relating to losses incurred on hedge operations in determining the calculation base for this contribution. The amount involved is R$8,102.

c)   CIDE

Refers to challenging with a view to avoiding the levying of CIDE (economic intervention contribution) on remittances of funds abroad arising from technology transfer contracts, brand and software licensing, etc. This claim involves an amount of R$47,615. Conservatively, management maintained a partial provision in the amount on R$2,936.

d)   IRPJ

The Company accepted assessments received by its subsidiary TLE in the amount of  R$5,146, levied on underpayment, arising from the excess paid to FINOR, FINAN or FUNRES, as calculated during the Review of Declaration audit - excess in investment in fiscal incentives.

e)   IRPJ, IRRF and CSLL

Telerj received tax assessments amounting to R$212,479, relating to: (i) the use of part of the negative calculation basis of the CSLL determined by the Company in 1997, originating from a partial spin-off; (ii) alleged underpayment of IRPJ (corporate income tax) and CSLL, due to the inspectors’ nonacceptance of the deductibility of certain expenses; (iii) alleged underpayment of IRRF on overseas remittances; and (iv) changes to the calculation bases for IRPJ and CSLL resulting from the reduction in the Company’s declared tax loss.

f)    FUST

Through Precedent No. 7, of December 15, 2005, ANATEL expressed the understanding that: (i) revenues to be passed on to telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the FUST calculation base; and (ii) revenues received from telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the calculation base for contributions to FUST.

Since the second part of the Precedent is not in accordance with the provisions of Law No. 9,998, of August 17, 2000, article 6, sole paragraph, all the subsidiaries filed writs of mandamus challenging the legality of this requirement, and obtained a temporary restraining order suspending its demandability.

g)   FISTEL

The subsidiary Telerj Celular S.A. holds two authorizations granted by the Public Authorities through SMP Authorization Document No. 013/2002: one to operate the Personal Mobile Service, for an indeterminate period, and the other to use the radio frequency on a primary basis for the remaining term of the first license, renewable for a further 15 years.

On November 30, 2005 the remaining period (15 years) for the use of the radio frequencies required by Telerj Celular S.A. to provide the Personal Mobile Service expired, and the procedures required for its extension were therefore put in motion. However, in order to obtain the license documents with a validity date adjusted for the extension (a right already recognized and granted by Act No. 54,324, of November 28, 2005), Telerj Celular S.A. was faced with the requirement, in its view uncalled for, to pay a new Installation Inspection Fee (TFI) for its mobile and fixed stations and radio links.

The demand for the TFI, totaling R$126,275, is the result of ANATEL’s interpretation that article 9, item III, of Resolution No. 255, applies in this case, so that the extension would constitute a taxable event for TFI. We do not, however, consider this interpretation of the law correct, and have, therefore, filed an administrative challenge

16.2.   Civil

16.2.1  Probable losses

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

The principal cause registered correspond to original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Annex II of the Spin-off Report of February 28, 1998, approved at the General Meeting of May 1998, should have been attributed to the respective holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

As it considered that there had been a mistake in the allocation of the respective loans at the time of the spin-off, the Company suspended payments.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities, plus accessories of these assets, are its property, also claiming compensation for the amounts paid.

On August 1, 2001, a verdict was given against the Company’s claims, but, on October 8, 2001, the Company filed an appeal, which was also denied, maintaining the original verdict. The Company filed a new appeal, which is awaiting a decision by the Supreme Court (STJ).

16.2.2. Possible losses

In relation to claims in which a loss is classified as possible, the amount involved is R$243,927 for the civil claims and R$62,119 for the labor claims, as follows:

	2006
	Civil	Labor

Telesp Celular Participações S.A.	382	61
Telesp Celular S.A.	70,643	31,289
Global Telecom S.A.	13,531	6,960
Tele Centro Oeste Celular Participações S.A. (consolidated)	30,181	8,815
Celular CRT S.A.	54,882	7,682
Telerj Celular S.A.	51,449	1,500
Telest Celular S.A.	6,075	1,708
Telebahia Celular S.A.	12,937	4,055
Telergipe Celular S.A.	3,847	49
Total	243,927	62,119

17. SHAREHOLDERS’ EQUITY

a)    Capital

An Ordinary and Extraordinary General Meeting held on February 22, 2006 approved the reduction of the Company’s capital through the absorption of accumulated losses of R$3,147,782. The same Meeting approved the capital increases of R$1,068,839, due to the merger of TCO shares, and of R$1,562,298, due to the merger of TSD, TLE and CRTPart (see Note 1). The capital increased from R$6,670,152 to R$6,153,507, consisting of 1,426,412,217 shares, of which 509,226,137 are common shares and 917,186,080 are preferred shares, all book-entry shares without par value, and including 4,494,900 preferred shares held in treasury.

At an Extraordinary Meeting of the Board of Directors, held on June 8, 2006, an increase in capital was approved in the amount of R$194,277, being R$193,837 from capitalization of the part of the special goodwill reserve corresponding to the fiscal benefit generated in 2005, as a result of the processes of corporate restructuring, involving the Company and its mergers, subsidiaries and parent companies, and R$440 corresponding to balances remaining from previous years. The Company’s capital increased from R$6,153,507 to R$6,347,784 consisting of 1,442,117,745 shares, of which 524,931,665 are common shares and 917,186,080 preferred shares, all book-entry nominal shares without par value.

The capital as of June 30, 2006 and March 31, 2006 comprises shares without par value, as follows:

	Thousands of shares
	June 30, 2006	March 31, 2006

Common shares	524,932	509,226
Preferred shares	917,186	917,186
Total	1,442,118	1,426,412

b)    Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1)  6% per year on the amount resulting from dividing the paid-up capital by the total number of Company’s shares.

b.2)  3% per year on the amount resulting from division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed income under equal conditions to the common shares, after the common shares have been assured a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since the minimum dividends were not paid on the preferred shares for three consecutive years.

c)    Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

18. NET OPERATING REVENUE

	Consolidated
	June 30, 2006	June 30, 2005

Monthly subscription charges	172,077	95,614
Usage charges	3,301,738	1,977,737
Additional call charges	64,715	86,865
Interconnection	1,868,772	1,519,267
Data services	446,399	231,666
Other services	119,050	87,339
Gross revenue from service	5,972,751	3,998,488

Value-added tax on services (ICMS)	(1,099,627)	(635,783)
PIS and COFINS	(215,713)	(142,436)
Service tax (ISS)	(1,442)	(1,484)
Discounts granted	(210,108)	(119,675)
Net operating revenue from services	4,445,861	3,099,110

Sale of handsets and accessories	1,409,249	915,327

Value-added tax on services (ICMS)	(116,022)	(77,529)
PIS and COFINS	(86,181)	(61,688)
Discounts granted	(401,847)	(43,453)
Returns of goods	(75,717)	(204,991)
Net operating revenue from sales of handsets and accessories	729,482	527,666
Total net operating revenue	5,175,343	3,626,776

There are no customers that contributed more than 10% of the gross operating revenue during the six-month periods ended June 30, 2006 and 2005, except for Telecomunicações de São Paulo S.A. - Telesp, a fixed line service provider, which contributed approximately 11% and 17%, respectively,  mainly in relation to interconnection.

19. COST OF SERVICES AND GOODS

	Consolidated
	June 30, 2006	June 30, 2005

Personnel	(42,831)	(31,461)
Materials	(5,296)	(3,166)
Outside services	(182,888)	(102,788)
Leased lines	(116,418)	(71,762)
Rent, insurance and condominium fees	(101,589)	(44,177)
Interconnection	(77,009)	(84,408)
Taxes and contributions	(268,157)	(166,134)
Depreciation and amortization	(658,717)	(369,408)
Other	(100,827)	(1,594)
Cost of services	(1,553,732)	(874,898)
Cost of products sold	(979,422)	(801,718)
Total	(2,533,154)	(1,676,616)

20. SELLING EXPENSES

	Consolidated
	June 30, 2006	June 30, 2005

Personnel	(151,582)	(102,617)
Materials	(17,420)	(15,394)
Outside services	(951,493)	(556,901)
Advertising	(187,894)	(149,402)
Rent, insurance and condominium fees	(34,023)	(19,304)
Taxes and contributions	(1,893)	(923)
Depreciation and amortization	(195,600)	(91,943)
Provision for doubtful accounts	(499,735)	(139,425)
Other	(21,265)	(57,865)
Total	(2,060,905)	(1,133,774)

21. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Personnel	(2,273)	(1,907)	(116,618)	(65,831)
Materials	-	(2)	(6,497)	(4,921)
Outside services	(9,150)	(1,961)	(217,141)	(116,097)
Rent, insurance and condominium fees	(56)	(239)	(40,821)	(23,411)
Taxes and contributions	(62)	-	(3,480)	(2,736)
Depreciation and amortization	(51)	(45)	(143,526)	(66,854)
Other	(6)	(9)	(6,535)	(9,627)
Total	(11,598)	(4,163)	(534,618)	(289,477)

22. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Income:
Fees	-	-	64,666	28,834
Recovered expenses	-	515	21,271	13,122
Provision reverse	300	-	24,639	4,051
Shared infrastructure/EILD	-	-	26,331	15,480
Commercial incentive	-	-	18,367	60,700
Other	189	185	3,610	8,607
Total	489	700	158,884	130,794

Expenses:
FUST fees	-	-	(26,369)	(15,630)
FUNTTEL	-	-	(13,228)	(7,815)
ICMS on the expenses	-	-	(30,568)	(14,249)
CIDE	-	-	(4,562)	(660)
PIS and COFINS on other expenses	(33)	(128)	(18,089)	(17,729)
Other taxes and contributions	(24)	(531)	(5,321)	(8,694)
Reserve for contingencies	(41)	(247)	(69,582)	(20,628)
Amortization of deferred charges	-	-	(19,604)	(19,531)
Goodwill amortization	(156,320)	(176,247)	(180,401)	(181,242)
Other operating expenses	(1)	(553)	(12,307)	(8,868)
Total	(156,419)	(177,706)	(380,031)	(295,046)

23. FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Income:
Financial income	24,271	22,152	177,429	133,362
Foreign currency exchange variation	134,649	158,893	312,399	396,548
PIS/COFINS on financial income	-	-	(29)	(149)
Total	158,920	181,045	489,799	529,761

Expenses:
Financial expense	(156,490)	(174,836)	(320,215)	(294,854)
Monetary/exchange variation	(2,912)	(605)	(45,111)	(36,089)
Losses on derivative contracts, net	(218,976)	(288,619)	(524,344)	(663,646)
Total	(378,378)	(464,060)	(889,670)	(994,589)

24. INCOME TAXES

The Company and its subsidiaries estimate the amounts of income and social contribution taxes monthly on the accrual basis, paying the taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of expenses on income and social contribution taxes is shown below:

	Consolidated
	June 30, 2006	June 30, 2005

Income tax	(185,170)	(161,727)
Social contribution tax	(67,601)	(58,253)
Deferred income tax	123,496	21,529
Deferred social contribution tax	45,317	7,741
Total	(83,958)	(190,710)

A reconciliation of the taxes on income disclosed, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Loss before taxes	(630,312)	(376,350)	(580,511)	(96,534)
Tax income at combined statutory rate	214,306	127,959	197,374	32,822
Permanent additions:
Nondeductible expenses - amortization of goodwill	(53,149)	-	(53,414)	(19,088)
Other nondeductible expenses	-	(15)	(64,367)	(20,103)
Interest on shareholders’ equity credited - subsidiaries	(94,424)	-	-	-
Other additions	-	-	(27,147)	(63)
Permanent exclusions:
Interest on shareholders’ equity credited - subsidiaries	12,884	29,856	-	-
Other exclusions	5,827	-	6,041	12
Tax loss and unrecognized temporary differences	(86,167)	(157,800)	(142,445)	(184,290)
Tax expense	(723)	-	(83,958)	(190,710)

25. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)   Risk considerations

The major market risks to which the Company and its subsidiaries are exposed in conducting their businesses are:

Credit risk: derived from the potential difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP and CDI).

Currency risk: the possibility of the Company and its subsidiaries incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk of providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid sets. As of June 30, 2006, the Company and its subsidiaries had 82% (81% as of March 31, 2006) of their customer base under the prepaid system, which requires prepaid loading and, therefore, does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from its investments and receivables from swap operations. The Company and its subsidiaries spread this risk by using various first line financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of the CDI, due to the liability portion of the derivative operations (exchange hedge) and of loans contracted in Brazilian reais. In order to minimize exposure, the Company contracted CDI swap operations in Brazilian reais for fixed interest rates at a total reference value of R$1,507 million. The balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

The Company and its subsidiaries are also exposed to fluctuations in the TJLP, as a result of the loans contracted from the BNDES. As of June 30, 2006, the principal of these operations amounted to R$219,639 (R$242,063 as of March 31, 2006). The Company and its subsidiaries have not contracted derivative operations to hedge the TJLP risk.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of June 30, 2006, these operations totaled US$327,530 thousand (US$242,429 thousand as of March 31, 2006) of principal.

Of the total loans and financing associated with variable foreign interest rates (Libor), US$232,480 thousand have protection against interest rate variations (Libor) through derivatives (interest rate swap). The Company and its subsidiaries continue to monitor the market interest rates in order to evaluate the eventual need to contract other derivatives to protect against the risk of volatility of variable foreign rates for the remaining amount.

Currency risk

The Company and its subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of June 30, 2006:

	In thousands
	US$	€	¥

Loans and financing	(992,996)	-	(30,804,521)
Loans and financing - UMBNDES (*)	(17,815)	-	-
Derivative contracts	1,059,145	11,005	30,804,521
Other obligations	(37,059)	(12,026)	-
Total	11,275	(1,021)	-

(*)  UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, the U.S. dollar being the main reason why the Company and its subsidiaries take it into consideration in analyzing the risk coverage in relation to variations in the exchange risks.

b)   Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized gain (loss)

Loans and financing	(4,686,432)	(4,712,423)	(25,991)
Derivative contracts	(291,522)	(291,262)	260
Other obligations	(113,296)	(113,296)	-
Total	(5,091,250)	(5,116,981)	(25,731)

c)   Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rates projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

26. POST-RETIREMENT BENEFIT PLANS

The Company and its subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)   PBS-A: defined-benefit multisponsored plan, for participants that were previously assisted and had such status on January 31, 2000.

b)   PBS-Telesp Celular, PBS-TCO, PBS-Tele Sudeste Celular and PBS-Tele Leste Celular: defined-benefit retirement plans sponsored individually by the companies.

The contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to financing the PBS and 1.5% for the PAMA Plan. In the six-month period ended June 30, 2006, the contributions to these Plans were R$10 (R$2 as of June 30, 2005).

c)   PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

d)   TCP Prev and TCO Prev Plans: these are individual defined and variable contribution plans, introduced by SISTEL in August 2000. The Company bears the risk of death and disability of the participants in both plans, and in the TCO Prev Plan some participants previously covered by the PBS-TCO Plan are entitled to retirement benefits for life (paid-up benefit), in addition to the defined contribution benefits. The Company’s contributions to the TCP Prev and TCO Prev Plans are equal to those of the participants, varying between 1% and 8% of the participation salary, according to the percentage chosen by the participant. In the six-month period ended June 30, 2006 the contributions to these plans amounted to R$3,736 (R$3,562 as of June 30, 2005).

A number of claims were made through civil suit No. 04/081,668-0, brought by ASTEL against the SISTEL, citing Telefônica and Telesp Celular as well as SISTEL, summarized as follows: (i) that SISTEL should be prohibited from collecting from retired employees and other participants any contributions referring to PAMA Plan, and that they should only pay “a reasonable amount for the use made”, which should be limited to 1% of the monthly remuneration of the participant; (ii) that SISTEL should reenroll in the PAMA Plan, without any restrictions, retired employees and participants whose enrollment has been suspended for default, as well as those who could not stand the pressure and asked for cancellation of their enrollment in the PAMA Plan or joined the PCE (Special Coverage Plan), if they so wished, also without restrictions; (iii) that SISTEL should reassess the economic needs of the PAMA Plan, including in respect of the amounts of the monthly contributions of the sponsors Telefônica and Telesp Celular; (iv) that the sponsors’ contribution should be calculated based on the payroll of all its employees, in accordance with the previous provision of the bylaws, and not on a percentage of the payroll of the active participants of the PBS Plan; (v) that SISTEL should reestablish the accreditation of all the hospitals, clinics and laboratories that had been cancelled; (vi) that a review should be made of the accounting distribution of the equity, so as to attribute to PAMA Plan the amounts relating to the reduction factor of the additional payments, as above, and that, until this review has been made, SISTEL should be prohibited from any spin-off of the net equity of the PBS-A Plan or any other plan managed by SISTEL; (vii) that SISTEL and the sponsors should reverse the “transfer of equity from the main substratum intended to guarantee PBS-2 and PAMA, illegally taken across to the Telesp Visão Plan (Plano Visão Telesp) and Vision Prev (Visão Prev)” of Telesp Celular; and (viii) granting of advance relief in respect of items “i”, “ii” and “v”.

Through its actuarial advisers, Telesp Celular prepared a study considering the impacts described above; accordingly, the change in the costing as claimed by the ASTEL civil suit represents an additional burden on the provisions of Telesp Celular, amounting to R$824.

Based on the opinions of its legal counsel and tax advisers, management believes that at this time there is no risk of payment, and, as of June 30, 2006, the probability of loss was classified as possible.

e)   Plano de Benefícios Visão Celular - Tele Leste: defined contribution individual plan - the Visão Celular benefit plan, introduced by SISTEL in August 2000.

The Company’s contributions to the Visão Celular Plan are equal to those of the participants, varying from 0% to 7% of the participation salary, according to the percentage chosen by the participant. In the six-month period ended June 30, 2006, contributions to this Plan were R$419 (R$400 as of June 30, 2005).

f)    Plano de Benefícios Visão Celular - Tele Sudeste: individual defined contribution plan - the Visão Celular benefit plan, introduced by SISTEL in August 2000.

The subsidiaries’ contributions to the Visão Celular Plan are equal to those of the participants, varying between 2% to 9% of the participation salary, according to the percentage chosen by the participant. In the six-month period ended June 30, 2006, contributions of R$1,712 (R$1,599 as of June 30, 2005) were made to the PBS-Tele Sudeste Celular and Visão Celular Plans.

g)   Defined benefits plans: CRT sponsored defined-benefit pension plans (founder benefits plan and the alternative benefits plan), which were managed by the Fundação dos Empregados da Companhia Riograndense de Telecomunicações - FCRT.

On December 21, 2001, the subsidiary and Brasil Telecom S.A., sponsors of the FCRT, signed a Term of Commitment for the full separation of the sponsors, through the withdrawal of the subsidiary as a sponsor and a guarantee that this withdrawal would be carried out strictly in accordance with the pertinent legislation and respecting the rights of the participants. This was approved by the Supplementary Pensions Office on December 30, 2003.

Although the existing legislation permits the suspension of deductions of the contributions of the sponsors and participants from January 2002 to December 2003, the subsidiary continued to make the payments as a way of safeguarding and preserving participants’ rights until the effective withdrawal of the subsidiary from sponsorship of the FCRT.

The actuarial valuation of the Plan adopted the methodology for withdrawal of the sponsor established by MPAS CPC Resolution No. 06/88.

The reserves were individually valued, based on the methodology defined in the above Resolution for each of the categories (assisted persons and pensioners, imminent and nonimminent risks).

As agreed with FCRT, since October 2004 the subsidiary has been transferring to SISTEL the amount planned as a savings reserve for active company employees who opted to migrate from the FCRT Alternative/Founder Plan to the Visão Plan, amounting to R$9,515 as of June 30 and March 31, 2006. Of the R$9,773 provisioned of as of June 30, 2006 (R$9,750 as of March 31, 2006), R$4,585 refers to the withdrawal reserve for participants with an Agreement of Intent to transfer to BrTPrev who are awaiting the outcome of procedures with the INSS (national social security) to obtain retirement. The balance of the provision should be transferred during the year 2006, on conclusion of the validation of the amounts presented.

The amount of R$13,524, presented by BrTPrev as a legal and actuarial payable contingency, is at present under analysis and the Company is not in a position to confirm its existence and the chances of realization.

h)   Visão Celular CRT Benefit Plan: after approval of the process of withdrawal from the sponsorship by FCRT, the Supplementary Pension Office also approved the Visão Celular CRT Benefit Plan - Visão Plan (Plano Visão), implemented by the subsidiary as of March 1, 2004, when this Plan, of the individual defined contributions type, managed by SISTEL, was offered to its employees. The Visão Plan is funded by the contributions of the participants (employees) and sponsor, which are credited to participants’ individual accounts. The sponsor is responsible for all administrative and plan maintenance costs, including forecasting account balances for participants’ death and invalid benefits.

The subsidiary’s contributions to the Visão Celular Plan are equal to those of the participants, varying from 0% to 9% of the participation salary, according to the percentage chosen by the participant.

In the six-month period ended June 30, 2006, the subsidiary made contributions to the Visão Celular Plan of R$441 (R$413 as of June 30, 2005).

27. CORPORATE RESTRUCTURING

The goodwill paid on privatization of the Company and on the acquisition of its subsidiaries was transferred by the acquiring companies to the acquired companies.

Previously, the transfers were constituted as provisions for maintaining the net equity of the acquired companies, and, consequently, the net acquired assets in essence represent the fiscal benefit arising from the deductibility of the goodwill acquired.

The accounting records maintained for the Companies’ corporate and fiscal purposes contain specific accounts related to goodwill and the incorporated provision, and the corresponding balances for amortization, reversal and tax benefits are as follows:

	Consolidated
	June 30, 2006			March 31, 2006
Restructuring	Goodwill	Provision	Net	Net

TCO - 1st acquisition	876,820	(578,701)	298,119	326,262
TCO - 2nd acquisition	325,780	(215,015)	110,765	114,956
TC - privatization	1,090,852	(719,963)	370,889	398,026
CRT - VTO	150,636	(150,636)	-	-
TLE - privatization	139,278	(91,924)	47,354	50,087
Total	2,583,366	(1,756,239)	827,127	889,331

The change in the six-month periods ended June 30, 2006 and 2005 are as follows:

	Consolidated
	June 30, 2006	June 30, 2005

Statement of operations:
Amortization of goodwill	383,305	150,312
Reversal of provision	(257,132)	(99,206)
Tax benefit	(126,173)	(51,106)
Net effect on net income	-	-

The amount will be merged into the capital for the benefit of the majority shareholders as the tax benefits are effectively realized, while the other shareholders are assured of the right of preference. The funds derived from the exercise of preference will be paid to the majority shareholders.

As of June 30, 2006, an amount of R$305,531, referring to benefits recorded up to December 31, 2005, was available for a capital increase. Of this amount, R$194,277 corresponds to a share issue by Vivo Participações S.A., and R$111,254 corresponds to Tele Centro Oeste Celular Participações S.A., without a share issue.

28. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)   Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp and subsidiaries. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. Services to attend to the customers of Telecomunicações Móveis Nacionais - TMN “roaming” in the Company’s network are included.

b)   Technical assistance: refers to the provision of corporate management advisory services by PT SGPS, technical assistance by Telefônica Móviles S.A. and technical assistance accomplished of TBS Celular Participações S.A., calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)   Loans and financing: represent loans between companies in the Portugal Telecom Group, in accordance with Note 14.

d)   Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

e)   Call-center services: provided by Atento Brasil S.A. and Mobitel S.A. - Dedic to users of the telecommunications services of the subsidiaries contracted for 12 months, renewable for the same period.

f)    Systems development and maintenance services: provided by PT Inovação.

g)   Maintenance: of the modular profitability analysis system (MARE) and cost control system by Telefónica Móbile Solution, contracted for 12 months, renewable for an equal period.

h)   Allocation of corporate costs: with operators of the same group, allocated at the cost effectively incurred with these services.

i)    Operating logistics services and accounting and financial assistance: provided by Telefônica Gestão de Serviços Compartilhados Ltda.

j)    Voice content portal service provider: provided by Terra Network Brasil.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	June 30, 2006	March 31, 2006

Assets:
Trade accounts receivable, net	177,474	196,375
Receivable from Group companies	48,526	48,397

Liabilities:
Trade accounts payable	(200,711)	(172,879)
Loans and financing	(541)	(543)
Technical assistance	(119,490)	(114,735)
Intercompany liabilities	(640)	(679)

	Consolidated
	June 30, 2006	June 30, 2005

Statement of operations:
Net operating revenue	812,577	833,473
Cost of sales and services	(70,630)	(112,075)
Selling expenses	(261,259)	(107,104)
General and administrative expenses	(70,903)	(21,519)
Other operating revenue, net	2,557	-
Financial income, net	5,563	18,911

29. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of June 30, 2006, the Companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Insured amount

Operating risks	R$12,758,547
General civil liability	R$5,640
Vehicle (officers’ fleet)	Fipe table - 100%, R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

30. AMERICAN DEPOSITARY RECEIPTS - ADRs PROGRAM

On November 16, 1998, the Company began to trade ADRs corporate restructuring (NYSE) under the code “TCP”, and, since March 31, 2006, under the code “VIV” (in accordance with the Extraordinary General Meeting of February 22, 2006), with the following main characteristics:

Type of share: preferred.

Each ADR represents one preferred share.

The shares are traded as ADRs with the code “VIV”, on the New York Stock Exchange - NYSE.

Foreign depositary bank: The Bank of New York.

Custodian bank in Brazil: Banco Itaú S.A.

31. RECONCILIATION OF COMPANY AND CONSOLIDATED RESULTS FOR THE SIX-MONTH PERIOD

The reconciliation of losses for the six-month period ended June 30, 2006, Company and consolidated, is as follows:

2006

Company loss	(631,035)
Equipment donations received by subsidiaries	(13,694)
Interest on shareholders’ equity unchanging - TCO	(3,547)
Exploration losses - TCO, TMAT and NBT	(24,161)
Consolidated loss	(672,437)

32. “COMBINED” FINANCIAL INFORMATION

With the incorporation of TCO shares, to convert Vivo into a fully-owned subsidiary, and the merger of the companies TSD, TLE and CRTPart with Vivo (corporate restructuring), the consolidated statements of operations for the six-month periods ended June 30, 2006 and 2005 are not comparable.

In order to provide an appropriate basis for comparison, we are disclosing the “combined” consolidated financial information, considering the consolidation of all the companies, as if the corporate restructuring had occurred on January 1, 2005.

This information is being presented merely to permit additional analyses arising from the comparison of balances and transactions, without intending to represent what could have occurred should the companies TSD, TLE and CRTPart have in fact been incorporated by the Company and TCO converted into a fully-owned subsidiary of the Company on January 1, 2005, or to present the isolated statements of a corporation or to necessarily indicate future results.

In order to prepare the “combined” financial information, the premise adopted was to consolidate integrally the financial information of the Companies, eliminating transactions between related parties as of June 30, 2005.

STATEMENT OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED
JUNE 30, 2006 AND “COMBINED” STATEMENT OF OPERATIONS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005

	Consolidated
	June 30, 2006	June 30, 2005
		“Combined”

GROSS OPERATING REVENUE
Revenue from services	5,972,751	6,119,432
Sale of handsets and accessories	1,409,249	1,455,324
	7,382,000	7,574,756
Deductions from gross revenue	(2,206,657)	(2,118,072)

NET OPERATING REVENUE	5,175,343	5,456,684
Cost of services provided	(1,553,732)	(1,403,776)
Cost of products sold	(979,422)	(1,241,715)

GROSS PROFIT	2,642,189	2,811,193

OPERATING INCOME (EXPENSES)
Selling expenses	(2,060,905)	(1,687,269)
General and administrative expenses	(534,618)	(459,214)
Other operating expenses	(380,031)	(352,324)
Other operating income	158,884	196,371
	(2,816,670)	(2,302,436)

OPERATING INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES)	(174,481)	508,757
Financial expenses	(889,670)	(1,163,347)
Financial income	489,799	695,343

OPERATING INCOME (LOSS)	(574,352)	40,753
Nonoperating income (expense), net	(6,159)	3,980

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	(580,511)	44,733
Income and social contribution taxes	(83,958)	(255,326)
Minority interest	(7,968)	-

NET LOSS	(672,437)	(210,593)

33. SUBSEQUENT EVENTS

On July 20, 2006, the “Vivo” Administrative Council reviewed the study and proposal by the Board of Directors to build a GSM/EDGE network scalable to W-CDMA, to be added to their current CDMA network, which will continue in full operation and expansion, and decided to approve it, authorizing the Board of Directors to start the processes needed for this end.

The installation of the “Vivo” GSM/EDGE network will start after the signature of the supply contracts. The investment predicted (CAPEX) for the installation of this new “Vivo” network is approximately R$1,080,000,000.00 (one billion eighty million Brazilian reais).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.